NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue
                              Union City, NJ 07087

      November 8, 2006

      Via EDGAR

      Securities and Exchange Commission
      Division of Corporation Finance
      Washington, DC 20549

            Re: Nuevo Financial Center, Inc.
            Amendment No. 3 to Registration Statement on Form SB-2 Filed August 23, 2005
            File No. 333-130722

      Ladies and Gentlemen:

      Nuevo Financial Center, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated September 19, 2006.

Prospectus Cover Page

1. Disclose on the cover page that you are registering for resale all the shares that are currently outstanding.

      The following language has been included on the cover page in footnote 1.

      The shares registered herein represent all the current issued and outstanding shares of the registrant's common stock.

Summary, Page 1

2. We note your response to our prior comment 2 from our letter dated January 24 and your new disclosure regarding the activities of Nuevo Financial prior to its acquisition of Telediscount Communications. Please briefly describe the services the consultants provided as described in the sixth paragraph.

      a) The following language was added to page 1 in the Prospectus Summary to address the activities of Nuevo Financial (formerly known as MCVH) prior to the acquisition of Telediscount Communications.

      At March 31, 2001, the Company had not yet commenced any formal business operations, and all activity through June 26, 2001 related to the Company's formation and proposed fund raising.

      The 5,000,000 shares, representing 100% of the issued and outstanding common stock of the issuer were subsequently transferred on June 26, 2001 to Mr. Bruno Desmarais ("Desmarais"), who thus became the sole shareholder, officer and director of Millennium. The purpose of the acquisition was to obtain control of the issuer and ultimately engage in a specific business. From June 26, 2001 through the date of Merger, the Company's principal activity was in seeking an acquisition candidate for MCVH.

      b) Consulting services

      On April 9, 2002, the Company filed its 2002 Employee Stock Option and Stock Award Plan on Form S-8. Under the terms of this plan, the maximum number of shares of the voting common stock of the Company that may be optioned or awarded under this Plan is 1,000,000 shares. Pursuant to this Plan, 1,000,000 shares were issued to consultants of the Company in settlement of services rendered of $100,000. The consultants and the services that they provided are identified as follows:

      Marie Josee Bellefeuille ("Bellafeuille") provided almost 500 hours of secretarial work for the Company. Bellefeuille's duties included reviewing, correcting, and composing all material and correspondence sent by Desmarais and to follow up with all reports. Bellefeuille billed her time at $15 per hour and thus her services were valued at $7,283. Each share was valued at $0.10 per share or 72,834 shares.

      Benoit Beaudin ("Beaudin") provided marketing, packaging and distribution on Mada's software and as provided advice as to how to market, build and distribute the software and provided significant contacts. Beaudin's services were billed at $250 per hour, resulting in the issuance of 135,649 shares at $0.10 per share.

      Christian St.-Arnault ("St.-Arnault") assisted the Company in the logistics relating to moving into new headquarters. He arranged for manual labor, such as painting, plastering, and the installation of fixtures, flooring, and plumbing. St.-Arnault also provided $2,500 worth of raw materials. Total services were billed at $45 per hour for a total value of $5,809 and resulted in the issuance of 58,097shares.

      Andre St. Arnaud ("St. Arnaud") acted as consultant for the Company with regard to public markets and marketing strategies, as well as providing contacts with U.S. and Canadian brokers. St. Arnaud's services were billed at $75 per hour for a total of $9,600, resulting in the issuance of 96,000 shares.

      Nil Lapointe ("Lapointe") acted as a consultant for the Company and developed different aspects of marketing, computer technology, design, production, strategy and sales. Lapionte's services were billed at $175 per hour for a total of $14,998, resulting in the issuance of 149,980 shares.

      Normand Vidal ("Vidal") worked as a consultant and programmer for Mada, helping to build, design, modernize and test the software. Vidal's services were billed at $125 per hour for a total of $18,740, resulting in the issuance of 187,440 shares.

      Mr. W. Scott Lawler provided legal services related to U.S. securities law valued at $15,000 based upon a rate of $175 per hour, resulting in the issuance of 150,000 shares.

      Mr. Richard St-Julien provided various consulting services and legal services related to Canadian law valued at $15,000, based upon a rate of $175 per hour, resulting in the issuance of 150,000 shares.

3. Expand the disclosure regarding the acquisition of Telediscount Communications, Inc. For example, disclose the length of time this company has been in business. State how many shares were issued and outstanding prior to and subsequent to the acquisition, and disclose the material terms of the acquisition, including the number of shares issued and the number of individuals who received shares in the acquisition. Identify the recipients of more than 5% of the shares issued in the acquisition and who the officers and directors were after the acquisition.

      On March 11, 2005, MCVH, completed the acquisition of Telediscount Communications Inc. ("Telediscount"), a New York corporation, pursuant to an Agreement and Plan of Merger ("Merger") and Reorganization by and among MCVH, Telediscount and Millennium Acquisition Corp., a Florida corporation and wholly owned sudsidiary of MCVH ("Merger Sub"). Under the terms of the Merger, there was an exchange of shares between Telediscount, MCVH and the Merger Sub, whereby the Merger Sub was merged with and into MCVH, and whereby Telediscount shareholders received shares of common stock of MCVH, the Merger Sub received all of the common stock of Telediscount, and the separate existence of the Merger Sub ceased, with MCVH continuing as the surviving corporation. As such, the all 116,514,468 shares of Telediscount common stock issued and outstanding immediately prior to the Merger were cancelled and extinguished and were converted automatically into the right to receive an aggregate of 20,000,000 shares of MCVH common stock and Finklestein Capital ("Finklestein") and/or it's nominee(s) received 700,000 restricted shares of MCVH common stock. Prior to the Merger, there were approximately 3,000,000 issued and outstanding shares of MCVH common stock. At the time of the Merger, there were twenty (20) shareholders of Telediscount who received 84% of the MCVH common stock, Finklestein received 3%, and the remaining 13% being the shares of MCVH issued and outstanding prior to the Merger. As a result of the Merger, the following shareholders of Telediscount held more than 5% of the common stock issued by the Merger:

   Shareholder     Number of Shares   Percent Ownership
----------------   ----------------   -----------------
Trey Rhyne             2,849,589            12.02%
Rene Kleyweg           2,381,015            10.05%
Ed Cabrera             2,019,588             8.52%
Jose Araque            1,630,699             6.88%
Angel Castellano       1,630,699             6.88%
John Binnie            1,281,102             5.41%
REAN, LLC              1,195,275             5.04%

      In the event that the number of issued and outstanding shares of MCVH immediately prior to the Merger is greater than or less than 3,000,000 shares, the number of shares issued to the shareholders of Telediscount and Finklestein shall, if necessary, be adjusted upward or downward, as the case may be, so that the percentage ownership of each shall be maintained.

      Approximately 900,000 shares of the 3,000,000 issued and outstanding shares of MCVH common stock immediately prior to the Merger are in the "public float" ("Public Float Stock"). All issued and outstanding shares of MCVH prior to the Merger, other than the Public Float Stock, were owned by Finklestein and other investors. 500,000 shares of the 2,100,000 remaining shares of MCVH common stock owned by Finklestein or designated shareholders by Finklestein, at the time of the closing of the Merger, are not restricted. The remaining 1,600,000 shares of the MCVH shares are restricted under a lock-up agreement held by an escrow agent so that these shareholders cannot sell them for a period of eleven (11) months from the start of trading of MCVH common stock, if such approval is given to the Company, after which such lock-up shares shall be released at the pace of 1,000,000 shares per quarter.

      At the time of the Merger, Mailhot continued to serve as the Company's sole Director, as well as its President and CEO. On April 7, 2005, Mailhot resigned as President and CEO of MCVH and was replaced by Mr. Jose Araque ("Araque") as the President and CEO of MCVH. Simultaneously, Mr. Rainey Sellars, Mr. Tim Gardner and Araque were appointed to the Board of Directors ("Board") of MCVH.

4. Expand to state the number of centers you currently have and where they are located.

      The Company currently has 13 company-owned stores that target working-class communities in the New York metropolitan area where there is a high concentration of Hispanics. Of the 13 stores, seven are located in Northern New Jersey, five in Westchester County, New York and one in Long Island, New York (for location addresses, see List of Leases on page 22).

Risk Factors, page 5

5. Ensure that each caption accurately describes the nature of the risk. Revise, for example, captions such as "Competition," "Regulatory Matters," "Credit Risk," and "Technology."

      Captions have been revised and highlighted accordingly.

Technology, page 6

6. You refer to proceeds from a contemplated financing. Please discuss the material terms of this contemplated financing in the "Liquidity and Capital Resources" section of the filing. If you have not secured financing, delete the reference here.

Reference deleted.

Regulatory Matters, page 6

7. We note your response to our prior comment 23 regarding regulatory risks. We note you state you "may be subject to certain regulatory or legal restrictions." Please describe these restrictions and risks associated with your lending activities, whether by state regulators or credit risk, including a description of how this could affect your business as it currently operates. Also, we note you seek to offer insurance products and real estate services in the future, please describe regulatory risks with entering such businesses.

      The Company may be subject to certain regulatory or legal restrictions or compliance issues that could limit the expansion of its products, services or retail centers.

      While the Company does not anticipate any issues related to its ability to secure and/or maintain any licenses that might be required by various state licensing authorities to offer such services as insurance or real estate, it is possible the Company may not obtain such licenses, thereby limiting its ability to offer such financial products and services. At present, the Company is not aware of any such matters that could impede the execution of its strategy to offer such financial products and services in any state that it currently or prospectively intends to offer such services.

      While the Company does not currently anticipate being a direct lender or underwriter of any financial products, it may be subject to various federal, state or other regulatory risks as a broker, agent, or other party to financial transactions that could limit its ability to offer financial products and services.

      Mortgages and Auto Loans

      The Company anticipates applying for a mortgage broker license and may or may not apply for a mortgage banking license which would make the Company authorized to originate mortgage loans in various states. The Company is in the process of filing applications to secure the appropriate mortgage broker licenses and authorizations in various states where it is currently conducting business and which would be required for its operations. The Company may pursue licensing to originate auto loans in certain states. The Company will limit its product offerings to comply with each particular state's law.

      The mortgage and auto loan businesses are highly regulated. In order to offer mortgage and auto loan services, the Company would need to comply with federal and state laws and regulations relating to licensing, advertising, loan disclosures and servicing, rate and fee limits, use of credit reports, notification of action taken on loan applications, privacy, discrimination, unfair and deceptive business practices, payment or receipt of kickbacks, referral fees or unearned fees in connection with the provision of real estate settlement services, and other requirements.

      Current laws, and those enacted or interpreted, may be revised or interpreted in ways that adversely affect our business. The Company intends to take whatever steps are necessary to ensure compliance with the laws applicable to its business, and will taken prudent steps to mitigate risks associated with offering loan services.

      Insurance and Real Estate

      The Company is in the process of filing applications to secure the appropriate insurance and real estate licenses and authorizations in various states where it is currently conducting business and which would required for its operations. The insurance and real estate industries are subject to extensive regulation under state laws. Insurance laws and regulations cover all aspects of the insurance process, including sales techniques, underwriting for eligibility, rates, compensation, claim payments and record keeping by licensed insurance companies, brokers and insurance agents, while real estate laws and regulations cover all aspects of the real estate process, including sales techniques, fees, disclosure, and record keeping by licensed real estate companies, brokers and real estate agents. As a licensed insurance broker, the Company would be performing functions for licensed insurance companies and would, therefore, be required to comply with a complex set of rules and regulations that often vary from state to state. If the Company fails to comply with any insurance and/or real estate rules and regulations, its officers, or agents with whom the Company would contract with, could be subject to various sanctions, including censure, fines, a cease-and-desist order or other penalties. This risk, as well as changes in the regulatory climate or the enforcement or interpretation of existing law, could require changes to the Company's business or otherwise harm its business.

      The Company's operations will depend, in part, on the validity of and continued good standing under the licenses and approvals pursuant to which the Company, its licensed officers and insurance and/or real estate agents will operate. Licensing laws and regulations vary depending on the jurisdiction. The applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Such authorities generally are vested with broad discretion concerning the allowance, renewal and revocation of licenses and approvals. The inability to obtain the requisite agent licenses, or other necessary licenses, permits, or authorizations could harm the Company's business.

      At present, the Company is not aware of any such matters. Furthermore, the Company has secured errors and omissions insurance coverage to address these matters; however, there is no assurance that such coverage would be sufficient should such risk arise.

      The lack of adequate information and point-of-sale systems could limit the Company's ability to manage its customer database, execute business transactions, market to its customers and protect the personal and financial privacy of its customers.

      At present, the Company does not have an integrated management information system. Furthermore, the Company is currently reliant on external technology to deliver certain of its products and services related to long distance calling, wire transfers, and internet access, the cost and delivery of which is subject to third party providers, and there is no assurance that the Company will be able to have continuing and uninterrupted service, or have access to reasonable pricing to deliver such services at a profit.

Description of the Business, page 11

8. Clarify in the first paragraph whether you are stating revenues for the year ended December 31, 2005 only.

      For the calendar year ended December 31, 2005, the Company had revenues of approximately $3.0 Million. Such revenues are principally derived from commissions from wire remittances, the sale of cellular phones and accessories, calling cards, long distance calls, providing internet access, as well as other products and services. The approximate revenue breakdown and percentage for 2005 only, is presented as follows:

9. We note your response to prior comment 8. We reissue the comment in part. Please provide copies of the reports that you either cite to or that provide support for the various statements you make and tables you provide on pages 12 through 16 of the registration statement, including but not limited to the University of Georgia study; Census Bureau report; Federal Reserve Bank of Chicago; Federal Reserve; Tower Group; MacroMonitor Survey; Hispanic Trends; Filene Research Institute; Pew Study; Celent Communications; Inter-American Development Banks Multilateral Investment Fund; and DRI-McGraw Bill, among others. Clearly mark the relevant sections that support the statements made in your prospectus, and cross-reference such sections to the appropriate location in your prospectus. Please also tell us whether any reports were prepared specifically for your use and if so, whether any of these sources consented to your use of their data. Also tell us whether you are aware of or sought any contradictory data.

      All references deleted.

10. Provide support for all statistical information and factual statements in your business discussion. We note, for example, statements such as "24% of Hispanic households do not utilize traditional banking channels" and your statistics in "Rapid Growth in Customer Base." These are just a few examples of the statistical data and factual statements that require supplemental support. For army statistical data or factual statements that you cannot support, please delete.

      All references deleted.

Company has a three prong strategy, page 15

11. We note your plan to expand operations. Clarify whether you intend to increase concentration in your current geographic locations or expand into other geographic locations. Expand to discuss.

      Capture Traffic: The Company wants to expand by converting and rapidly increasing the number of financial stores and by extending the selection of product offerings. The Company plans to expand its 13 stores to 250 stores within the next several years, primarily through new center openings and franchise development. The Company intends to focus primarily on expanding its presence in the New York metropolitan area during 2007 and, during the latter part of 2007, would selectively target other major metropolitan areas, which have high concentrations of Hispanics. Management has scouted these primary markets and identified over 75 locations in the New York/New Jersey metropolitan area, 50 in the LA area, and 25 in Chicago. In addition, the Company has also evaluated secondary Hispanic markets in the states of North and South Carolina, Texas and Florida, for further expansion beyond 2007.

12. We reissue comment 12. Provide greater detail regarding your expansion plans and the potential strategic acquisitions management has identified. For example, has management contemplated the amount of capital needed to effectuate its expansion and acquisitions? What plans, if any, currently exist to secure the capital needed to accomplish the foregoing?

     Selected Acquisitions: The Company has identified several strategic acquisitions that would, not only increase its revenues and profits, but would accelerate the Company's ability to deliver financial products and services to its targeted customer base, rather than relying solely on strategic alliances to provide such services. The Company is in preliminary discussions with several potential target acquisitions. Although there is no assurance that any such acquisitions could be completed, such targeted businesses could include check cashing outlets, insurance brokers, and mortgage bankers or brokers. Such acquisitions, if completed, would enable the Company faster access to these sectors than would be available through normal licensing procedures and provide the Company with its own insurance company and direct lending relationships. As it is currently contemplated, the Company could require approximately $2-4 million for the anticipated cash portion of the purchase prices to complete some or all of its planned acquisitions. The Company contemplates that any such acquisitions would be structured with the sellers in some negotiated combination of cash, notes and possibly stock of the Company. At this time, the Company does not have adequate funds to complete any such acquisitions. During the first quarter of 2007, the Company intends to hire an investment banker to assist the Company in raising a minimum of $5 million, in some form of debt and/or equity financing to fund its growth and expansion strategy during the next twelve to eighteen months.

Independent Selling Agents, page 17.

13. Clarify whether you currently have these or whether it is your intent to have them in the future. Your disclosure is contradictory.

      Reference deleted.

14. Since the shares being registered are offered on behalf of selling shareholders and not the registrant, and since the registrant will not received any proceeds, explain how the company "plans to significantly expand its operations" "immediately fallowing the completion of this offering," We note similar language on page 21.

     Added to page 19, strategy for growth section.

     To expand its business, management is focused on completing several key objectives over the next 12 months. The initiation and completion of these objectives is contingent, in part, upon the Company's ability to raise capital. The amount of capital raised, if any, may determine the viability and priority of these objectives.

Indemnification of Directors and Officers. page 19

15. We note your response to our comment 20 and we reissue the comment Please explain why New York's corporate law would apply to you as a Delaware Corporation.

      Corrected to reflect Delaware.

16. We note your response to our prior comment 34 that you have sufficient capital to operate for the next 12 months, yet this conflicts with the risk factor disclosure in your first risk factor where you state you need $500,000 to operate for the next 12 months. We reissue the comment. Based on the financial information you have provided in this registration statement, please explain how you are able fund operations through the revenues of Telediscount Communications, Also confirm whether you believe that you will be able to continue to satisfy your cash requirements for the next 12 months in the event you are unable to raise any additional funds.

      Because we have a limited operating history, it will be difficult for you to evaluate our business.

      Our future operations are contingent upon increasing revenues and raising capital for expansion of our markets. Because we have a limited operating history, you will have difficulty evaluating our business and future prospects. You should consider our prospects in light of the risks, uncertainties, expenses and difficulties we will face as an emerging business. Without taking into consideration its growth and expansion plans, the Company believes that it will require approximately $500,000 to fund its normal operations for the twelve months ended December 31, 2007 and it is currently seeking such financing. Furthermore, the Company plans to seek $5 to 10 Million in financing to fund its growth and expansion strategy. If the Company is unable to raise $500,000, the Company would, in all likelihood, experience severe liquidity problems, thereby hampering its ability to fund operations for the twelve months ended December 31, 2007, and as a result, may have to curtail operations.

17. We note your response to prior comment 35 and the description of new disclosure you state you have added to the prospectus. Please add such disclosure to the prospectus. We reissue the comment in part. To the extent you are unable to raise all of the requisite funds, which of the listed objectives will management focus on with the limited funds raised? Please revise your disclosure in response to these questions and to clarify the priorities management has assigned to each of these objectives assuming that less than the desired amount of financing is obtained.

      While the Company is seeking a minimum $5,000,000 upon completion of this Offering, the Company has set forth below the priority of its objectives, if solely based upon the amount of financing, if any, the Company may raise:

      Less than $1,000,000 in financing:

      o Secure key strategic partnerships with financial institutions and Latin America retailers

      o Receive permits and licenses to provide financial services not secured through acquisition

      o     Implement aggressive market campaigns to the Hispanic community

      Over $1,000,000, but less than $2,000,000 in financing:

      o Institute a centralized technology platform and database to process financial transactions

      o     Create e-commerce website

      o     Recruit a world class management team

      Over $2,000,000, but less than $5,000,000 in financing:

      o     Develop a turnkey franchise program

      o Complete strategic acquisitions for select financial services with license requirements.

Liquidity and Plan of Operation page 23

18. Please refer to prior comment 33, We see your response to our comment which stated the Form 8-K/A filed December 5, 2005 would be further amended to include the audit opinion of Jewett, Schwartz & Associates. Please amend the December 8, 2005 Form 8-K/A and note we may have additional comments after reviewing the amendment.

      Form 8-K/A amended and filed on November 7, 2006 to include the audit opinion of Jewett, Schwartz & Associates.

Principal Stockholders, page 26

19. Briefly describe the transaction(s) by which these individuals received their shares and the consideration they paid for them.

Name of Shareholder                                  Number of Shares   Percentage Owned
-------------------                                  ----------------   ----------------
Trey Rhyne (1)                                          2,849,586            11.10%
Rene Kleyweg (2)                                        2,381,015             9.28%
Ed Cabrera (3)                                          2,196,026             8.56%
REAN, LLC (4)                                           1,699,384             6.62%
Jose Araque (5)                                         1,630,699             6.35%
Angel Castellanos (6)                                   1,630,699             6.35%
John Binnie (7)                                         1,533,157             5.97%
Paul Dewinter (8)                                       1,214,916             4.73%
Christian Kutscher (9)                                  1,106,123             4.31%
Jim Gatheral (10)                                       1,088,889             4.24%
Brian Abdoo (11)                                        1,088,889             4.24%
Les Services Financiers Francis Mailhot, Inc. (12)        806,747             3.10%
Keith Geoff (13)                                          700,000             2.73%
Jason Harkavy (14)                                        700,000             2.73%
Tim Clorite (15)                                          700,000             2.73%
Rainey Sellars (16)                                       569,776             2.22%
Timothy Gardner (17)                                      297,829             1.16%
Envios de Valores La Nacional Corp. (18)                  282,855             1.10%
Gregory Piccininno (19)                                   145,099             0.57%
John Chandler (20)                                        114,435             0.45%
Marie-France Giguere (21)                                  62,500             0.24%
                                                        ---------
Benjamin Cowley (22)                                       11,444             0.05%
                                                        ---------            -----

      1) Invested $130,000 (Series D) on September 8, 2000 and $400,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 288,889 and 16,312,026 shares of common stock of TC, respectively. All 16,600,915 shares of TC were subsequently converted to 2,849,586 shares of common stock of MCVH upon the Merger.

      2) Invested $75,000 (Series C) on April 7, 2000, $50,000 (Series D) on September 8, 2000 and $30,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) on May 4, 2004 in exchange for 166,667, 111,111 and 13,593,355 shares of common stock of TC, respectively. All 13,871,133 shares of TC were subsequently converted to 2,381,015 shares of common stock of MCVH upon the Merger.

      3) Invested $100,000 initial equity (Series A) on August 12, 1999 and $5,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) on May 4, 2004, in exchange for 9,500,000 and 2,265,559 shares of common stock of TC, respectively. All 11,765,559 shares of TC were subsequently converted to 2,019,588 shares of common stock of MCVH upon the Merger. After the merger, invested $7,000 in a secured promissory note on March 25, 2006 which, together with interest of $58, was subsequently converted to 176,438 shares of common stock of MCVH.

      4) REAN, LLC is a company in which voting and dispositive control is collectively held by Edwin R. Neel, Richard J. Arrol, George W. Simmons, and Benjamin Kirbo. Invested $500,000 (Series E) on January 15, 2001, $25,000 (Series F) on October 29, 2001 and $15,000 (Series
            H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) on May 4, 2004 in exchange for 111,111, 55,555 and 6,796,677 shares of common stock of TC, respectively. All 6,963,343 shares of TC were subsequently converted to 1,195,275 shares of common stock of MCVH upon the Merger. After the merger, invested $20,000 in a secured promissory note on March 25, 2006, which, together with interest of $164, was subsequently converted to 504,109 shares of common stock of MCVH.

      5) Invested $100,000 initial equity (Series A) on August 12, 1999 in exchange for 9,500,000 shares of common stock of TC, which were subsequently converted to 1,630,699 shares of common stock of MCVH upon the Merger.

      6) Invested $100,000 initial equity (Series A) on August 12, 1999 in exchange for 9,500,000 shares of common stock of TC, which were subsequently converted to 1,630,699 shares of common stock of MCVH upon the Merger.

      7) Invested $300,000 (Series C) on April 7, 2000 and $15,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) on May 4, 2004 in exchange for 666,667 and 6,796,677 shares of common stock of TC, respectively. All 7,463,344 shares of TC were subsequently converted to 1,281,102 shares of common stock of MCVH upon the Merger. After the merger, invested $10,000 in a secured promissory note on March 25, 2006 which, together with interest of $82, was subsequently converted to 252,055 shares of common stock of MCVH.

      8) Invested $5,000 (Series H, which came with preferred rights whereby such owners were given 35% of the common stock of the Company) on May 4, 2004 and $100,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 2,265,559 and 4,078,006 shares of common stock of TC, respectively. All 6,343,566 shares of TC were subsequently converted to 1,088,889 shares of common stock of MCVH upon the Merger. After the merger, invested $5,000 in a secured promissory note on March 25, 2006 which, together with interest of $41, was subsequently converted to 126,027 shares of common stock of MCVH.

      9) Invested $200,000 (Series D) on September 8, 2000 and $10,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) in exchange for 444,444 and 4,531,118 shares of common stock of TC, respectively. All 4,975,562 shares of TC were subsequently converted to 854,068 shares of common stock of MCVH upon the Merger. After the merger, invested $10,000 in a secured promissory note on March 25, 2006 which, together with interest of $82, was subsequently converted to 252,055 shares of common stock of MCVH.

      10) Invested $5,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) on May 4, 2004 and $100,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 2,265,559 and 4,078,006 shares of common stock of TC, respectively. All 6,343,566 shares of TC were subsequently converted to 1,088,889 shares of common stock of MCVH upon the Merger.

      11) Invested $5,000 (Series H, which came with preferred rights whereby such owners, in the aggregate, were given 35% of the common stock of the Company) on May 4, 2004 and $100,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 2,265,559 and 4,078,006 shares of common stock of TC, respectively. All 6,343,566 shares of TC were subsequently converted to 1,088,889 shares of common stock of MCVH upon the Merger.

      12) Les Services Financiers Francis Mailhot, Inc. is a company in which voting and dispositive control is held by Francis Mailhot. On March 21, 2005 received 297,500 shares of common stock for services rendered in connection with the Merger. Obtained 557,000 shares of common stock through a private transaction with existing MCVH shareholders, of which 173,100 were subsequently sold through a private transaction. After the merger, invested $5,000 in a secured promissory note on March 25, 2006 which, together with interest of $14, was subsequently converted to 125,347 shares of common stock of MCVH.

      13) $100,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 4,078,006 shares of common stock of TC, all of which were subsequently converted to 700,000 shares of common stock of MCVH upon the Merger.

      14) $100,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 4,078,006 shares of common stock of TC, all of which were subsequently converted to 700,000 shares of common stock of MCVH upon the Merger.

      15) $100,000 note conversion on November 11, 2004 (whereby the note holders, in the aggregate, were given 35% of the common stock of the Company) in exchange for 4,078,006 shares of common stock of TC, all of which were subsequently converted to 700,000 shares of common stock of MCVH upon the Merger.

      16) Invested $200,000 (Series B) on September 2, 1999, in exchange for 1,500,000 shares of common stock of TC and on October 29, 2001, the Company's Board authorized 195,397 common shares to be awarded as compensation for assistance in raising capital and 155,555 common shares as an additional incentive. All 1,850,952 shares of TC were subsequently converted to 317,721 shares of common stock of MCVH upon the Merger. After the merger, invested $10,000 in a secured promissory note on March 25, 2006 which, together with interest of $82, was subsequently converted to 252,055 shares of common stock of MCVH.

      17) Invested $100,000 (Series C) on April 7, 2000 and $20,000 (Series F) on October 29, 2001 in exchange for 222,222 and 44,445 shares of common stock of TC, respectively. All 266,667 shares of TC were subsequently converted to 45,774 shares of common stock of MCVH upon the Merger. After the merger, invested $10,000 in a secured promissory note on March 25, 2006 which, together with interest of $82, was subsequently converted to 252,055 shares of common stock of MCVH.

      18) Envios de Valores La Nacional Corporation is a corporation in which voting and dispositive control is collectively held by Allan H. Friedman and Dilice Villafana. Invested $350,000 (Series G) on May 1, 2003 in exchange for 1,743,213 shares of common stock representing 5% of the fully diluted shares of the Company, all of which were converted to 282,855 shares of common stock of MCVH upon the Merger.

      19) Invested $50,000 (Series E) on January 15, 2001 in exchange for 111,111 shares of common stock of TC, all of which were subsequently converted to 19,072 shares of common stock of MCVH upon the Merger. After the merger, invested $5,000 in a secured promissory note on March 25, 2006 which, together with interest of $41, was subsequently converted to 126,027 shares of common stock of MCVH.

      20)   Invested $100,000 (Series C) on April 7, 2000, $100,000 (Series D)
            on September 8, 2000, and $100,000 (Series E) on January 15, 2001 in exchange for 222,222, 222,222 and 222,222 shares of common stock of TC, respectively. All 666,666 shares of TC were subsequently converted to 114,435 shares of common stock of MCVH upon the Merger.

      21) Obtained her shares through a private transaction with existing MVCH shareholders.

      22) Invested $30,000 (Series F) on October 29, 2001 in exchange for 66,667 shares of common stock of TC, all of which were subsequently converted to 11,444 shares of common stock of MCVH upon the Merger.

20. State that Edward Cabrera and Empire Financial Holding Company are underwriters in this offering.

      Deleted as they are no longer the underwriters. The Company has not identified underwriters at this time.

21. Please clearly identify the individuals with voting and dispositive control for the entity REAN LLC.

      REAN, LLC is a company in which voting and dispositive control is collectively held by Edwin R. Neel, Richard J. Arrol, George W. Simmons, and Benjamin Kirbo.

22. We note your response to our comment 40. We reissue the comment in part. Confirm the year in which such options were granted to Mr. Araque, and to the extent required by Item 402(b) of Regulation S-B, revise your executive compensation table on page 12 to reflect such option grant.

      Jose Araque, the Company's Chairman, Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and director of the Issuer and Ed Cabrera, a consultant were each granted 500,000 share purchase options at $0.001 in 2000. The options are currently exercisable and will expire on September 2, 2007. As such, the grant to Jose Araque does not have to be included in the 3 year compensation chart.

Selling Shareholders. page 27

23. Please clearly identify the individuals with voting and dispositive control for all entities in the table. Also, clearly explain whether the individuals described in the footnotes have voting and dispositive control, or only dispositive control as you describe.

      The table has been adjusted accordingly.

Certain Relationships and Related Transactions, page 36

24. Please identify the shareholder of the company described in this section. Disclose the amounts paid to the consultant under this agreement to date.

      Ed Cabrera.

      Other than the Placement Fee, that would only be payable based upon the consummation of taking the Company "public" and funding the Company for a total of $5 million in capital, the Consultant is not entitled to any other compensation. Moreover, the Consultant has not received and is not entitled to any compensation as of the date of this Offering.

25. Expand to disclose the identity of the officer paid consulting fees, as described in note 5 to the financial statements on page 47.

      Jose Araque.

Financial Statements, page 37

26. Please refer to prior comment 44. We note that Item 310(b) of Regulation S-B requires interim financial statements to include income statements and statements of cash flows for the interim period up to the date of the balance sheet (as of the end of your most recent fiscal quarter) and the comparable period of the preceding year. Accordingly, please revise the filing to present the income statement and statements of cash flows for the comparable June 30, 2005 period. Please also revise your Form 10-Q's to comply. We are not in a position to waive this requirement. A waiver of this requirement for your Form SB-2/A and Form 10- Q's must be requested from the Office of the Chief Accountant of the Division of Corporation Finance.

      The financial statements contained herein have been revised, as have the first and second quarter 2006 10-QSBs, which have been amended and filed on November 7, 2006.

Financial Statements for December 31, 2005, page 38 Consolidated Statements of Operations, page 40

27. We see that you have recorded a loss on abandonment of assets of $114,072. Please tell us and revise the footnotes to disclose more information regarding these assets, including the cost basis and accumulated depreciation along with the rationale and business purpose for the abandonment. Additionally, please tell us why the loss is presented as a component of non-operating other income and (expense). We may have further comment based on your response.

      The Company has revised its financials to show this as a component of its operating income (loss). In addition, the following section has been added to its footnotes.

      Impairment of Long-Lived Assets

      The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, but amends the prior accounting and reporting standards for segments of a business to be disposed of. The Company periodically evaluates its long-lived assets (on a store-by-store basis) based on, among other factors, the estimated, undiscounted future cash flows expected to be generated from such assets in order to determine if an impairment exists.

      For the years ended December 31, 2005 and 2004, the Company did not record any impairment charges for stores it will continue to operate, and wrote off $114,072 and $0, respectively, of long-lived assets related to stores that management it made the decision not to continue to operate. All of the aforementioned amounts are reflected in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations for the years ended December 31, 2005 and 2004, respectively.

      The write-off for the abandonment of assets is as follows:

                                       2005    2004
                                     -------   ----
Leasehold Improvements, at cost      110,000     --
Accumulated Depreciation             (40,928)    --

Machinery and Equipment, at cost      60,000     --
Accumulated Depreciation             (30,000)    --

Furniture and Fixtures, at cost       30,000     --
Accumulated Depreciation             (15,000)    --
                                     -------   ----
Write-off for Impairment of Assets   114,072     --
                                     =======   ====

Note 1. - Summary of Organization and Significant Accounting Policies, page 43

28. Please refer to prior comment 52. Please revise this note to clearly indicate that the acquisition of Telediscount was accounted for as a reverse merger recapitalization with Telediscount representing the accounting acquirer. Furthermore, please also revise the note to unequivocally state that the historical statements presented are those of the accounting acquirer.

      The following language has been added to this section.

      On March 11, 2005, the Company completed the acquisition of Telediscount Communications Inc., ("Telediscount"). The acquisition has been accounted for as a reverse merger recapitalization. While MCVH was the surviving corporation, Telediscount represented the accounting acquirer, whereby the historical financial statements presented herein are those of Telediscount.

29. Please revise this note to disclose your accounting policy for the assessment and measurement of impairments to your long-lived assets.

      See Item 27 above for such disclosure.

Financial Statements for the June 30 2006, Page 53 Condensed Statements of Operations (unaudited), page 54

30. Please tell us more about the nature of the "closed store reserve" line item presented herein. Also, it would appear this item should be presented as a component of your loss from operations. Please revise the statement to present the amount as a component of your loss from operations or tell us why you believe your current presentation of the item is appropriate.

      The closed store reserve represents the net book value of assets and any projected costs in anticipation of closing two of the Company's retail locations.

      The Company has revised its financials to show this as a component of its loss from operations.

Note 4. Note Payable, page 57

31. We note that you issued convertible promissory notes in May 2006. We also see that you may incur liquidated damages or penalties pursuant to registration rights agreements. Please refer to the guidance provided in the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.see.govidivisiorts/corpfin/acctdis120105mdf and address the following:

      o Please revise the filing to clearly disclose all the material terms of the convertible promissory note and warrants, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

      o Tell us how you have considered the guidance provided in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 in concluding bow to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No.1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

      o Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the various features of your convertible promissory notes, including for example, the conversion features, are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, please specifically address whether the convertible promissory notes meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. Please provide us with your analysis of all of the convertible promissory note features under paragraphs 12-32 of EITF 00-19.

      o Revise the financial statements to describe clearly how you have accounted for the convertible promissory note, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SPAS 133.

      o Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of the instruments you carry at fair value.

      o In addition, it appears that the wan-ants issued in conjunction with the convertible promissory notes are also subject to registration rights agreements. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00.19 and your consideration of EITF 05-4. Please advise.

            The Company has added the following in response:

      Registration Rights Agreement

      EITF Issue No. 05-4 "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 05-4") addresses financial instruments, such as stock purchase warrants, which are accounted for under EITF 00-19 that may be issued at the same time and in contemplation of a registration rights agreement that includes a liquidated damages clause. The consensus for EITF No. 05-4 has not been finalized. In May 2006, the Company entered into a secured convertible note agreement, a registration rights agreement and warrants (see Note 5 - Subsequent Events). Based on the interpretive guidance in EITF Issue No. 05-4, view C, since the registration rights agreement includes provisions for uncapped liquidated damages, the Company determined that the registration rights is a derivative liability. However, due to various factors including substantial conversion of these convertible notes and the Company's expectation that the registration statement will be approved within the specified time period, the value of the registration rights was deemed to be de minimus and therefore no liability was recorded.

      In accounting for the convertible notes and the warrants, the Company considered the guidance contained in EITF 00-19 and SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." In accordance with the guidance provided in EITF 00-19, the Company determined that the conversion feature of the convertible notes represents an embedded derivative since the note is convertible into a variable number of shares upon conversion and a liquidated damage clause contained in the registration rights agreement requires the Company to pay liquidated damages of 1.5% per month of the outstanding principal amount of the notes, in cash or shares of common stock to the note holders in the event that a registration statement covering the shares underlying the convertible notes and warrants is not declared effective. Accordingly, the convertible notes are not considered to be "conventional" convertible debt under EITF 00-19 and thus the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability. The value of this liability is deemed to be de minimus, and therefore, no liability was recorded.

      On March 25, 2006, the Company entered into a Convertible Promissory Note ("Convertible Note") with certain investors ("Investors"), in the amount of $91,973. The terms of the Convertible Note, due April 1, 2007, are as follows:

      o     Term -

      12 Months from date of issuance.

      o     Amount -

      Convertible Note shall be redeemed or converted on the gross proceeds, including interest, which accrues at a rate of 10% per annum from the closing date to the conversion date.

      o     Voluntary conversion -

      Cash - Investors have the right to convert the Convertible Note into cash, including the coupon, at their sole option at any time, but only after the Company has raised $1 million dollars in any type of financing; or,

      Common Stock - Investors may convert principal and interest into common shares at any time.

      o     Mandatory redemption -

      Upon closing of the proposed transaction, the balance of the Convertible Note and all accrued interest will be subject to a mandatory redemption into cash. Investors may elect to convert the Convertible Note into stock at any time on or before the closing of the transaction and only after the SB-2 filing becomes effective.

      There are no other provisions, other than noted above, in which the Company or the Investor can accelerate payment. In addition, there are no provisions by which liquidated damages are required.

      On April 24, 2006, the Investors exercised their option to convert the principal amount of the Convertible Note together with interest of $756, into 2,318,233 shares of Common Stock at a price of $.04 per share of Common Stock.

      On May 2, 2006, the Company entered into a Secured Convertible Note ("Secured Note") in the amount of $500,000 with Vision Opportunity Capital Partners, LP ("Vision"). The Company simultaneously entered into a Securities Purchase Agreement, Security Agreement, and Unit Purchase Warrant (collectively, the "Agreements").

      These Agreements allow for the purchase of $500,000 of Units, each of which consists of:

      o     Secured convertible promissory notes;

      o Class A warrants ("A Warrants") to purchase 1,000,000 shares of common stock at $.50 per share;

      o Class B warrants ("B Warrants") to purchase 500,000 shares of common stock at $1.00 per share; and,

      o Unit Purchase Warrant to purchase a unit consisting of shares of Common Stock and Class A and Class B Warrants ("Warrant Shares").

      The relevant terms of the Secured Note are as follows:

      o     Term -

      The Secured Note is due on the earliest of: (i) the completion of a financing in which the Company receives no less than $2,500,000 in gross proceeds ("Eligible Financing"), or (ii) one year after the date of exercise by Vision of the Unit Purchase Warrant; Amount -

      The Secured Note shall be redeemed or converted on the gross proceeds, including interest, which accrues at a rate of 10% per annum from the closing date to the conversion date.

      o     Voluntary conversion -

     Common Stock - Under the terms of the Agreements, Vision has the right to convert, at its sole option, a portion or all amounts of principal and interest due and outstanding under this Note into shares of Common Stock at a price (the "Conversion Price") equal to the greater of (i) if before the completion of an Eligible Financing, (A) 60% of the daily volume weighted average price ("VWAP" of the Common Stock for ten trading days ending on the last trading day prior to the conversion date, or (B) $.50 or, (ii) if after November 30, 2006, if an Eligible Financing shall not have been consummated by that date (X) 60% of the VWAP for the ten trading days ending on the last trading day prior to the conversion date, or (Y) $.20.

      The Company received proceeds of $484,600, net of legal fees, documentation costs and filings fees of $15,400. In connection with the Secured Note, A Warrants to purchase 1,000,000 common shares were issued to the holders at an exercise price per share of $0.50 and B Warrants to purchase 500,000 shares at a price per share of $1.00. The warrants are exercisable immediately and expire five years from date of grant through April 2011. The fair market value of both classes of stock warrants granted is estimated on the date of grant using the Black - Scholes option pricing model, in accordance with SFAS No. 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 4.90%, volatility ranging from 50% to 100% and expected term of 5 years. Due to the strike price being greater than the current stock price at the date of issuance, the fair value warrants were considered to be de minimis and, therefore, no adjustment has been recorded to reflect their value. Additionally, in connection with the Secured Note, the Company did not record any beneficial conversion since the conversion price was greater than the fair market value.

      The Company has agreed to file a registration statement covering the shares of Common Stock issuable upon conversion of the Secured Note within 120 calendar days of the effective date and use reasonable best efforts to have such registration statement be declared effective within 180 calendar days. The Company will pay the holders of the Secured Note, as partial liquidated damages and not as a penalty, equal to 1.5% of the aggregate subscription amount paid by such holder pursuant to the Securities Purchase Agreement for any registrable securities then held by such holder until all registrable securities become eligible for sale under Rule 144. If the Company fails to pay any partial liquidated damages pursuant to this section, in full, within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an event.

      The Company evaluates the provisions of the Secured Note periodically to determine whether any of the provisions would be considered embedded derivatives that would require bifurcation under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Because the shares of Common Stock underlying the Secured Note have not been registered for resale, they are not readily convertible to cash. Thus, the conversion option does not meet the net settlement requirement of SFAS No. 133 and would not be considered a derivative if freestanding. Accordingly, the Secured Note does not contain an embedded conversion feature that must be bifurcated. Once the underlying shares of Common Stock are registered we may determine that our Notes contain an embedded conversion feature that would require bifurcation from the Secured Note. At that time, the fair value of the embedded derivatives would be bifurcated from the Secured Note and recorded as a non-current liability with an offset recorded as a discount to the Secured Note that would be amortized to interest expense over the remaining life of the Secured Note using the effective interest method. The fair value of the embedded derivatives would be revalued each reporting period with the change in the fairvalue recorded as other income or expense in the statement of operations. The Company identified certain other embedded derivatives and concluded their value was de minimus.

Undertakings, part II

32. Please include all undertakings required by Item 512 of Regulation S-B. For example, we note you are relying on 430B yet have not included those undertakings.

      Item 28. Undertakings

      The undersigned registrant hereby undertakes:

      1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (a) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration Statement; and

            (c) include any additional or changed material information on the plan of distribution.

      2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

      4. That, for determining our liability under the Securities Act to any purchaser in the initial distribution of the securities, we undertake that in a primary offering of our securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i) any preliminary prospectus or prospectus that we file relating to the offering required to be filed pursuant to Rule 424 (Section 230.424 of this chapter);

            (ii) any free writing prospectus relating to the offering prepared by or on our behalf or used or referred to by us;

            (iii) the portion of any other free writing prospectus relating to the offering containing material information about us or our securities provided by or on behalf of us; and

            (iv) any other communication that is an offer in the offering made by us to the purchaser.

      Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Exhibits

33. We note your response to our prior comment 59. Please tell us whether your exhibits 3.1, 3.2 and 3.3 have been amended or changed since September 5, 2000 and file the most recent version if applicable.

      They have not been amended or changed.

      The Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 /s/ Jose Araque
                                 --------------------------------------
                                 Jose Araque
                                 President, CEO and Chairman
                                 November 8, 2006